Code Chain New Continent Limited

No 119 South Zhaojuesi Road 2nd Floor

Room 1 Chenghua District

Chengdu, Sichuan, China 610047

March 24, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Code Chain New Continent Ltd
Registration Statement on Form S-3
Filed March 16, 2021
File No.: 333-254366

Dear Ms. Schwartz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Code Chain New Continent Limited hereby requests the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on March 26, 2021, at 5:00 PM Eastern Time, or as soon thereafter as is practicable.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Code Chain New Continent Limited

By:	/s/ Weidong (David) Feng
Weidong (David) Feng
Co-Chief Executive Officer